October 13, 2006

Securities and Exchange Commission Division of Corporate Finance 100 F Street N.E. Washington, D.C. 20549-0306
Attn:	Ms. Karen Garnett Mr. David H. Roberts

Re: Hostopia.com Inc. — Registration Statement on Form S-1 (333-135533)

Dear Ms. Garnett and Mr. Roberts:

        On behalf of our client, Hostopia.com Inc. ("Hostopia"), attached are change pages to the prospectus which contain certain information discussed yesterday.

        The prospectus has been amended as follows:

        (i)    Information concerning the number of shares reserved under the option plan has been added to the prospectus in the Prospectus Summary, Executive Compensation, Shares Eligible for Future Sale and Description of Capital Stock sections.

        (ii)    Information concerning the selling shareholders and the number of shares that they may sell has been added in the Risk Factors, Principal and Selling Shareholders, Certain Relationships and Related Transactions and Description of Capital Stock sections.

        (iii)    Information regarding the transaction based on an assumed initial public offering price in the mid-point has been added to the Underwriting section.

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Securities and Exchange Commission
October 13, 2006

        Hostopia would like to be in a position to price its offering shortly and would appreciate the assistance of the staff in working toward that goal.

        Should you have any comments or require further information, or if any questions should arise in connection with this submission, please call me at (416) 367-7373.

Sincerely,

/s/ GIL I. CORNBLUM Gil I. Cornblum